SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
under Section 13(e) of the
Securities Exchange Act of 1934
WHITEHALL JEWELLERS, INC.
(Name of the Issuer)
WHITEHALL JEWELLERS, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
965063100
(CUSIP Number of Class of Securities)

Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Suite 500
Chicago, IL 60606
(312) 782-6800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
Copies to:
Lori Anne Czepiel, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300
and
John J. Sabl, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000
     This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☑	A tender offer.

d. ☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐
Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$23,602,401	$2,525.46

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 12,518,790 shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of Whitehall Jewellers, Inc. (the “Shares”) at the tender offer price of $1.60 per Share. The transaction value also includes the offer price of $1.60 multiplied by 2,232,711, the estimated number of options to purchase Shares that are currently outstanding and exercisable.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $2,525.46
     Form or Registration No.: Schedule TO and Schedule TO/A
     Filing Parties: Prentice Capital Management, LP; Holtzman Opportunity Fund, L.P.; PWJ Funding LLC; Holtzman Financial Advisors LLC; SH Independence, LLC; Jonathan Duskin; Michael Zimmerman; Seymour Holtzman; WJ Holding Corp.; and WJ Acquisition Corp.
Date Filed: February 8, 2006 and February 22, 2006

Introduction
      This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Whitehall Jewellers, Inc. (“Whitehall” or the “Company”), in connection with the tender offer for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) by WJ Acquisition Corp. (“Purchaser”), WJ Holding Corp. (“Holdco”), Prentice Capital Management, LP (“Prentice”), Holtzman Opportunity Fund, L.P. (“Holtzman”, and together with Prentice, the “Investors”), PWJ Funding LLC (“PWJ Funding”), PWJ Lending LLC (“PWJ Lending”), Holtzman Financial Advisors, LLC, SH Independence, LLC, Jonathan Duskin, Michael Zimmerman and Seymour Holtzman (collectively referred to as the “Purchaser Group”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”), filed as exhibits to the Schedule TO of the Purchaser Group, filed with the Securities Exchange Commission (“SEC”) on February 8, 2006 (“Schedule TO”).
      Prior to filing this Schedule 13E-3, the Company filed a Schedule 14D-9 Solicitation and Recommendation Statement on February 13, 2006 (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. The information set forth in the Schedule 14D-9, including all annexes and amendments thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9.

Item 1.	Summary Term Sheet
      The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information
      (a)-(b) The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated herein by reference.
      (c)-(d) The information set forth in Sections 6 and 10 of the Offer to Purchase entitled “The Tender Offer” (“Price of Shares; Dividends” and “Dividends and Distributions”) is incorporated herein by reference.
      (e)-(f) Not applicable.

Item 3.	Identity and Background of Filing Persons
      (a) The information set forth in “Item 1 — Subject Company Information” and in paragraph 1 of “Item 2 — Identity and Background of Filing Person” of the Schedule 14D-9 is incorporated herein by reference. The filing person is the subject company.
      (b) Not applicable.
      (c)(i)-(ii) The information set forth in “Company Board of Directors” and in “Executive Officers” of the Information Statement included as Annex I to the Schedule 14D-9 (the “Schedule 14D-9 Information Statement”) is incorporated herein by reference. The information set forth in Section 9 of the Offer to Purchase entitled “Special Factors” (“Certain Information Concerning the Purchaser Group”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

      The business addresses of the places of prior employment for the directors and executive officers during the past five years are as follows:
      The address of Donnkenny, Inc., where Daniel Levy was employed until April 6, 2005, is 1411 Broadway, New York, New York 10018. Little Switzerland, where Robert Baumgardner was employed until November 2005, is a wholly owned subsidiary of Tiffany & Co. Tiffany & Co’s address is 727 Fifth Avenue, New York, NY 10022. The address of Bridge Associates, LLC, where Jean FitzSimon was employed until July 2005, is 747 Third Avenue, Suite 32A, New York, NY 10017. Duty Free Shoppers and Donna Karen International, where Debbie Nicodemus-Volker was employed until June 2004, are divisions of Louis Vuitton Moët Hennessy. Louis Vuitton Moët Hennessy’s address is 22, Avenue Montaigne 75008 Paris France.
      (c)(iii)-(iv) To the knowledge of the Company, as of the date of this Schedule 13E-3, no director or executive officer of the Company was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
      (c)(v) All directors and executive officers of the Company are citizens of the United States. In addition, Jean FitzSimon is also a citizen of Ireland.

Item 4.	Terms of the Transaction
      (a) The information set forth in “Item 8 — Appraisal Rights” of the Schedule 14D-9 and in the “Questions and Answers”; “Introduction”; and Sections 1, 4 and 5 of the Offer to Purchase entitled “The Tender Offer” (“Terms of the Offer”; “Withdrawal Rights”; and “Material United States Federal Income Tax Consequences”; respectively) is incorporated herein by reference.
      (c) Not applicable.
      (d) The information set forth in Section 6 of the Offer to Purchase entitled “Special Factors” (“Appraisal Rights”) and in Schedule II (“Section 262 of Delaware General Corporation Law”) is incorporated herein by reference.
      (e) The Company has not made any provisions in connection with the Offer to grant unaffiliated Whitehall stockholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company. The Company believes that the Schedule 14D-9, together with the other filings made by the Company with the SEC, provide adequate information for unaffiliated stockholders to make an informed decision with respect to the Offer.
      (f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      (a) The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Certain Relationships and Related Transactions” in the Proxy Statement is incorporated herein by reference. Except as described in the Schedule 14D-9 or in the Proxy Statement to the knowledge of the Company, as of the date of this Schedule 13E-3, during the past two years, there have been no transactions between the Company (or any executive officer or director of the Company, any member of the Purchaser Group, or any executive officer or director of any member of the Purchaser Group) and (1) the Company or any of its affiliates that are not natural persons if the aggregate value of the transactions is more than one percent of the Company’s consolidated revenues for: (i) the fiscal year when the transaction occurred; or (ii) the past portion of the current fiscal year, if the transaction occurred in the current year; and (2) any executive officer, director or affiliate of the Company that is a natural person if the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000.

      (b) The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated herein by reference. Except as described in the Schedule 14D-9 to the knowledge of the Company, as of the date of this Schedule 13E-3, during the past two years, there have been no negotiations, transactions or material contacts between the Company (including subsidiaries of the Company and any executive officer or director of the Company, any member of the Purchaser Group, or any executive officer or director of any member of the Purchaser Group) and the Company or its affiliates concerning any: (1) merger; (2) consolidation; (3) acquisition; (4) tender offer for or other acquisition of any class of the Company’s securities; (5) election of the Company’s directors; or (6) sale or other transfer of a material amount of assets of the Company.
      (c) The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated herein by reference. Except as described in the Schedule 14D-9 to the knowledge of the Company, as of the date of this Schedule 13E-3, during the past two years, there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this section between (1) any affiliates of the Company; or (2) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.
      (e) The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated herein by reference. Except as described in the Schedule 14D-9 to the knowledge of the Company, as of the date of this Schedule 13E-3, there are no agreements, arrangements or understandings, whether or not legally enforceable, between the Company (or any executive officer or director of the Company, any member of the Purchaser Group, or any executive officer or director of any member of the Purchaser Group) and any other person with respect to any securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals
      (b), (c) (1)-(8) The information set forth in “Item 7 — Purposes of the Transaction and Plans or Proposals” of the Schedule 14D-9 is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects in Going Private Transaction
      (a) The information set forth in “Item 7 — Purposes of the Transaction and Plans or Proposals” of the Schedule 14D-9 is incorporated herein by reference.
      (b) The information set forth in “Item 4(b)(ii) — Background of the Offer; Reasons for the Recommendation” of the Schedule 14D-9 is incorporated herein by reference.
      (c) The information set forth in “Item 4(b)(ii) — Background of the Offer; Reasons for the Recommendation” of the Schedule 14D-9 is incorporated herein by reference.
      (d) The information set forth in Section(d) of “Item 13 — Information Required by Schedule 13E-3 — Item 7 — Purposes, Alternatives, Reasons and Effects” of the Schedule TO is incorporated herein by reference.

Item 8.	Fairness of the Transaction
      (a) The information set forth in “Item 4(b)(ii) — Background of the Offer; Reasons for the Recommendation” of the Schedule 14D-9 is incorporated herein by reference.
      (b) The information set forth in “Item 4(b)(ii) — Background of the Offer; Reasons for the Recommendation” of the Schedule 14D-9 is incorporated herein by reference.
      The Board’s belief that the transaction is fair to unaffiliated stockholders was not based on net book value or liquidation value.

      (c) The Offer is not structured so that approval of at least a majority of unaffiliated security holders is required.
      (d) None of the directors of the Company are employees of the Company. The directors of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer.
      (e) The Offer was approved by all the directors of the Company. None of the directors are employees of the Company.
      (f) The information set forth in “Item 4(b)(ii) — Background of the Offer; Reasons for the Recommendation” of the Schedule 14D-9 is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations
      (a)-(c) The information set forth in “Item 4(b)(ii) — Background of the Offer; Reasons for the Recommendation” of the Schedule 14D-9 is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.
      (a)-(d) The information set forth in “Item 7 — Source and Amount of Funds or Other Consideration” of the Schedule TO and in Section 14 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 11.	Interests in Securities of the Subject Company
      (a) The information set forth in “Security Ownership of Certain Beneficial Owners and Management” of the Schedule 14D-9 Information Statement is incorporated herein by reference.
      (b) The information set forth in “Item 6 — Interests in Securities of the Subject Company” of the Schedule 14D-9 is incorporated herein by reference.

Item 12.	The Solicitation and Recommendation
      (d) The information set forth in “Item 4(c) — Intent to Tender” of the Schedule 14D-9 is incorporated herein by reference.
      (e) The information set forth in “Item 4(b)(ii) — Background of the Offer; Reasons for the Recommendation” of the Schedule 14D-9 is incorporated herein by reference.

Item 13.	Financial Statements
      (a) The audited consolidated financial statements of the Company as of and for the fiscal years ended January 31, 2005 and January 31, 2004, are incorporated herein by reference to the Financial Statements and Supplementary Data of Whitehall included as Item 8 to Whitehall’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005, filed with the SEC on April 15, 2005, and the Financial Statements and Supplementary Data of Whitehall included as Item 8 to Whitehall’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004, filed with the SEC on April 15, 2004.
      The unaudited consolidated financial statements of Whitehall for the quarters ended October 31, 2005, are incorporated herein by reference to the Financial Statements of Whitehall included as Item 1 of Whitehall’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2005, filed with the SEC on December 9, 2005.
      The information set forth in Section 7 of the Offer to Purchase entitled “The Tender Offer” (“Certain Information Concerning Whitehall”) is incorporated herein by reference.
      (b) Not applicable.

Item 14.	Persons/ Assets Retained, Employed, Compensated or Used
      (a)-(b) The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in Section 14 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 15.	Additional Information
      (b) The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 is incorporated herein by reference.

Item 16.	Exhibits
      (a)-(d), (f), (g) See Exhibit Index.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITEHALL JEWELLERS, INC.

By:	/s/ John R. Desjardins

John R. Desjardins
Executive Vice President and
Chief Financial Officer
Date: February 27, 2006

EXHIBIT INDEX

Exhibit No.		Document

(a	)(1)	Letter dated February 10, 2006 from the Company to its stockholders (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on February 13, 2006)
(a	)(2)	Press release issued by the Company on February 2, 2006 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(a	)(3)	Offer to Purchase dated as of February 8, 2006 (incorporated by reference to Exhibit (a)(1)(i) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a	)(4)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a	)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a	)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a	)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a	)(8)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a	)(9)	The following excerpts from the Company’s Definitive Proxy Statement dated as of December 27, 2005, filed with the SEC on December 27, 2006: “Proposal 1 — Background of the Financing,” “Proposal 1 — Interests of Certain Persons in the Financing,” “Proposal 3 — Executive Compensation and Other Information — Severance and Employment Agreements” and “Proposal 3 — Certain Relationships and Related Transactions” (incorporated by reference to Annex A of the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(b	)	Not applicable
(c	)(1)	Fairness Opinion of Duff & Phelps, LLC dated February 1, 2006 (incorporated by reference to Annex II of the Company’s Schedule 14D-9 filed with the SEC on February 13, 2006)
(c	)(2)	Amended Superior Proposal Opinion of Duff & Phelps, LLC dated February 1, 2006 (incorporated by reference to Annex III of the Company’s Schedule 14D-9/A filed with the SEC on February 27, 2006)
(d	)	Not applicable
(f	)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II to the Offer to Purchase filed as Exhibit (a)(1)(i) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(g	)	Not applicable